Exhibit 99.1

RANDOMIZED CONTROLLED STUDY USING DIRECT INJECTION OF REMESTEMCEL-L INTO INFLAMED GUT OF PATIENTS WITH CROHN’S DISEASE AND ULCERATIVE COLITIS

Melbourne, Australia; October 22, 2020 and New York, USA; October 21, 2020: Mesoblast Limited (ASX:MSB; Nasdaq:MESO), global leader in allogeneic cellular medicines for inflammatory diseases, today announced that a randomized, controlled study of remestemcel-L delivered by an endoscope directly to the areas of inflammation and tissue injury in up to 48 patients with medically refractory Crohn’s disease and ulcerative colitis has commenced at Cleveland Clinic.

Mesoblast Chief Medical Officer Dr Fred Grossman said: “Inflammation of the gut in Crohn’s disease and ulcerative colitis closely resembles the most severe manifestation of advanced-stage, life-threatening acute graft versus host disease (aGVHD). Mesoblast’s objective is to confirm the potential for remestemcel-L to induce luminal healing and early remission in a wider spectrum of diseases with severe inflammation of the gut, in addition to steroid-refractory aGVHD.”

Mesenchymal stem cells (MSCs) promote healing of inflamed gut tissue by downregulating gut mucosal effector T-cell activity and promoting regulatory T-cell formation.1 MSCs have been tested in clinical trials of Crohn’s disease using two different modalities: intravenous infusions of MSCs to treat the primary inflammation of Crohn’s disease and local injections of MSCs to treat fistulae complicating Crohn’s disease.

A third modality, endoscopic delivery of MSCs, has been successful in preclinical experimental models of colitis, reducing the excessive cytokine storm in the inflamed gut and resulting in tissue healing.2-3 The study at Cleveland Clinic will be the first in humans using local delivery of MSCs in the gut, and will enable Mesoblast to compare clinical outcomes using this delivery method with results from an ongoing randomized, placebo-controlled trial in patients with biologic-refractory Crohn’s disease where remestemcel-L was administered intravenously.

The study’s lead investigator Dr Amy L. Lightner, Associate Professor of Surgery in the Department of Colon and Rectal Surgery at Cleveland Clinic, stated: “We are aiming to establish a new treatment paradigm by administering remestemcel-L at one of two escalating doses, or placebo, directly to inflamed gut tissue in patients with medically refractory Crohn’s disease and ulcerative colitis, both highly debilitating conditions with significant, unmet medical needs.”

According to recent estimates, more than three million people (1.3%) in the US alone have inflammatory bowel disease, with more than 33,000 new cases of Crohn’s disease and 38,000 new cases of ulcerative colitis diagnosed every year.4-6 Despite recent advances, approximately 30% of patients are primarily unresponsive to anti-TNFα agents and even among responders, up to 10% will lose their response to the drug every year. Up to 80% of patients with medically-refractory Crohn’s disease eventually require surgical treatment of their disease,7 which can have a devastating impact on quality of life.

References

1.Mayne C and Williams C. Induced and natural regulatory T cells in the development of inflammatory bowel disease. Inflamm Bowel Dis 2013; 19: 1772–1788.

2.Molendijk I et al.  Intraluminal Injection of Mesenchymal Stromal Cells in Spheroids Attenuates Experimental Colitis. Journal of Crohn's and Colitis, 2016, 953–964

3.Pak S eta al.  Endoscopic Transplantation of Mesenchymal Stem Cell Sheets in Experimental Colitis in Rats. Scientific Reports | (2018) 8:11314 | DOI:10.1038/s41598-018-29617

4.CDC Facts and Figures 2015

5.Globaldata Pharmapoint 2018

6.Dahlhamer JM, MMWR Morb Mortal Wkly Rep. 2016;65(42):1166–1169.

7.Crohn’s and Colitis Foundation

 About Remestemcel-L

Mesoblast’s lead product candidate, remestemcel-L, is an investigational therapy comprising culture-expanded mesenchymal stem cells derived from the bone marrow of an unrelated donor. It is administered to patients in a series of intravenous infusions. Remestemcel-L is thought to have immunomodulatory properties to counteract severe inflammatory processes by down-regulating the production of pro-inflammatory cytokines, increasing production of anti-inflammatory cytokines, and enabling recruitment of naturally occurring anti-inflammatory cells to involved tissues.

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176

About Mesoblast

Mesoblast Limited (ASX:MSB; Nasdaq:MESO) is a world leader in developing allogeneic (off-the-shelf) cellular medicines. The Company has leveraged its proprietary mesenchymal lineage cell therapy technology platform to establish a broad portfolio of commercial products and late-stage product candidates. Mesoblast has a strong and extensive global intellectual property (IP) portfolio with protection extending through to at least 2040 in all major markets. The Company’s proprietary manufacturing processes yield industrial-scale, cryopreserved, off-the-shelf, cellular medicines. These cell therapies, with defined pharmaceutical release criteria, are planned to be readily available to patients worldwide.

Remestemcel-L is being developed for inflammatory diseases in children and adults including steroid-refractory acute graft versus host disease and moderate to severe acute respiratory distress syndrome. Mesoblast is completing Phase 3 trials for its product candidates for advanced heart failure and chronic low back pain. Two products have been commercialized in Japan and Europe by Mesoblast’s licensees, and the Company has established commercial partnerships in Europe and China for certain Phase 3 assets.

Mesoblast has locations in Australia, the United States and Singapore and is listed on the Australian Securities Exchange (MSB) and on the Nasdaq (MESO). For more information, please see www.mesoblast.com, LinkedIn: Mesoblast Limited and Twitter: @Mesoblast

Forward-Looking Statements

This announcement includes forward-looking statements that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “goal,” “intend,” “likely,” “look forward to,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” and similar expressions and variations thereof. We make such forward-looking statements pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities laws. Forward-looking statements should not be read as a guarantee of future performance or results, and actual results may differ from the results anticipated in these forward-looking statements, and the differences may be material and adverse. The risks, uncertainties and other factors that may impact our forward-looking statements include, but are not limited to: statements about the initiation, timing, progress and results of Mesoblast and its collaborators’ clinical studies; Mesoblast and its collaborators’ ability to advance product candidates into, enroll and successfully complete, clinical studies; the timing or likelihood of regulatory filings and approvals; and the pricing and reimbursement of Mesoblast’s product candidates, if approved; the potential benefits of strategic collaboration agreements and Mesoblast’s ability to maintain established strategic collaborations; Mesoblast’s ability to establish and maintain intellectual property on its product candidates and Mesoblast’s ability to successfully defend these in cases of alleged infringement. You should read this press release together with our risk factors, in our most recently filed reports with the SEC or on our website. Uncertainties and risks that may cause Mesoblast’s actual results, performance or achievements to be materially different from those which may be expressed or implied by such statements, and accordingly, you should not place undue reliance on these forward-looking statements. Unless required by law, we do not undertake any obligations to publicly update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise.

Release authorized by the Chief Executive.

For further information, please contact:

Media Julie Meldrum T: +61 3 9639 6036 E:julie.meldrum@mesoblast.com	Kristen Bothwell T: +1 917 613 5434 E:kbothwell@rubenstein.com
Investors Schond Greenway T: +212 880 2060 E: schond.greenway@mesoblast.com	Paul Hughes T: +61 3 9639 6036 E: paul.hughes@mesoblast.com

Mesoblast Limited ABN 68 109 431 870 www.mesoblast.com	Corporate Headquarters Level 38 55 Collins Street Melbourne 3000 Victoria Australia T +61 3 9639 6036 F +61 3 9639 6030	United States Operations 505 Fifth Avenue Third Floor New York, NY 10017 USA T +1 212 880 2060 F +1 212 880 2061	Asia 21 Biopolis Road #01-22 Nucleos (South Tower) SINGAPORE 138567 T +65 6570 0635 F +65 6570 0176